

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Jon Paul Richardson
Chief Executive Officer
Exodus Movement, Inc.
15418 Weir Street, #333
Omaha, NE 68137

   Re: Exodus Movement, Inc.
    Draft Offering Statement on Form 1-A
    Submitted September 3, 2020
    CIK No. 0001821534

Dear Mr. Richardson:

   We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Draft Offering Statement on Form 1-A</u>

<u>General</u>

1. You state that you provide support for over 100 digital assets. Please tell us how you have determined which of these digital assets may be securities.

2. Refer to the first full risk factor on page 44. Please provide your analysis how the "support" you provide for digital assets that are securities and how the use of the dual fee structure for digital assets that are securities does not facilitate or cause you to engage in transactions in unregistered securities.

3. Please provide your analysis regarding how the following activities are executed in compliance with the federal securities laws: lending activities (e.g., earning interest in

digital assets and exchanging cDAI and DAI tokens) on the Compound Finance app and staking activities (e.g., earning rewards in the form of digital assets) on the Rewards app.

4.   Please provide your analysis how you concluded you are not required to register as an exchange or a broker-dealer under the Exchange Act. Please address the following in your response: your disclosure that you "launched the Exodus Platform for buying, holding, using and selling crypto assets"; that you support almost 10,000 pairs of digital assets that can be directly exchanged; that, as of July 31, 2020 approximately $2.3 billion of digital assets have been exchanged for another digital asset within the Exodus Platform; and that you have a dual fee structure in which you charge a monthly flat fee to exchanges on which U.S. persons trade tokens that could potentially be considered securities by regulators.

5.   Please provide your analysis how you concluded you are not required to register as a clearing agency or a transfer agent. In your response, address your statement on page 78 "that the provision of a platform that provides a connection to an exchange through an API does not result in the entity providing the platform being deemed to be a transfer agent."

Cover Page

6.   Please disclose here and in your Offering Summary that, in order to purchase Class A common stock, an investor must establish an account on the Exodus Platform and use Bitcoin, Ether or USDC, that there is no required minimum amount of securities that must be sold in this offering, funds received will be placed in an escrow account until closing, and that the shares of Class A common stock will not be distributed until the closing of the offering.

7.   Please disclose that each share of Class A common stock will be represented by a digital Common Stock Token and that you reserve the right to discontinue the usage of Common Stock Tokens and revert to traditional or other methods of share certification. Also clarify whether, at closing, the Common Stock Tokens will be tradeable on the ATS and whether it is a condition to closing that the Common Stock Tokens are tradable on an ATS.

8.   Please state that the offering shall commence within two days of the offering statement being qualified. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

9.   Please reconcile the offering termination terms in the third paragraph with the fifth full paragraph on page 103.

Offering Summary
Digital Format Exodus Common Stock, page 1

10.   We note your disclosure on page 1 that you "reserve the right to discontinue the usage of Common Stock Tokens and revert to traditional or other methods of share certification." Please disclose the consequences of discontinuing Common Stock Tokens on the ability

Jon Paul Richardson
Exodus Movement, Inc.
October 16, 2020
Page 3

of holders to trade your common stock on the ATS or through other means. Also, disclose in Plan of Distribution the reasons why you may choose to discontinue the usage of Common Stock Tokens and how you will inform investors if you choose to do so.

11. Please disclose the transfer restrictions referenced in the carryover paragraph on pages 1-2, and clarify what you mean by "peer-to-peer transactions." In addition, please describe the material features of the transfer agent's whitelisting and how it is implemented, and discuss whether, and if so how, whitelisting will include monitoring peer-to-peer transactions and other transfers for compliance with federal securities laws.

12. Please identify, if true, that tZERO is the ATS on which your Common Stock Tokens may trade. Also clarify whether tZERO is the ATS currently involved in ongoing discussions with regulatory authorities described in the second full risk factor on page 36. Additionally, tell us the status of the process to have your Common Stock Tokens traded on the ATS and what, if any, additional steps you need to take in this regard.

Summary Risk Factors, page 7

13. Please reconcile your disclosure on page 7 that your "Class A common stock may be traded exclusively on a closed alternative trading system," your disclosure on page 24 that you "*may* allow [y]our Class A common stock to trade on an ATS that supports the use of [y]our Common Stock Tokens" (emphasis added), and your disclosure on page 96 that your "Class A common stock *will* be available to trade on [an] . . . alternative trading system" (emphasis added).

Risk Factors
Risks Related to Our Business and Our Industry
Customer or third-party activities may subject us to liability, page 18

14. We note your disclosure that U.S. federal and state and foreign laws may prohibit you from making available your platform or certain of its functionalities in all jurisdictions and that you use geo-blocking technology to prohibit the Exodus Platform and certain of its functionalities from being accessed in certain jurisdictions. Please identify these jurisdictions and functionalities. In addition, please expand this risk factor or add a risk factor to describe in greater detail the potential liability related to the services you provide on your platform, including potential liability related to the use of each of the apps you offer in your app store and potential liability related to the actions of each of your third-party API providers.

We are subject to export control, import, and sanctions laws and regulations that could impair, page 45

15. Please disclose here that, in addition to the voluntary self-disclosure you submitted in July 2019 to OFAC, you also received an OFAC administrative subpoena on December 7, 2018 seeking information regarding potential transactions with individuals in Iran.

Use of Proceeds, page 52

16.   Please state whether or not any of the proceeds will be used to compensate or otherwise make payments to your officers or directors or any of your subsidiaries.   In this regard, we note your disclosure on page 87 that "Mr. Gernetzke is also eligible to receive . . . commission-based payments on certain fundraising targets" and that "[u]pon completion of this Offering, Mr. Gernetzke may receive a discretionary cash bonus at the discretion of the board or Mr. Richardson." Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Business
Overview of Our Business, page 66

17.   We note your disclosure regarding your personnel, subsidiaries and operations outside of the United States. Please describe your operations outside of the United States, including a description of your international personnel, your international subsidiaries and your agreements with international third-party API providers so that investors understand the scope of your international operations.

18.   We note your disclosure on page F-12 that in July 2020 you signed an API agreement with a digital asset company whereby you agreed to provide various services to the company involving development of software tools for their asset network and users. If material to your business, please describe this agreement and the services you will be providing.

The Exodus Platform
Our desktop platform, page 72

19.   Refer to the first paragraph on page 71 and the third full paragraph on page 73. Please clarify here and in the offering circular summary, if true, that you do not charge for the use of your Platform and that you earn revenue only if a user utilizes the services of one of your API providers for which you receive transaction and non-transaction based API fees.

Our App Offerings, page 73

20.   Refer to the first full paragraph on page 74. Please clarify why you believe that the app stores have decreased your reliance on market volatility and the movement of digital asset prices, and discuss the ways in which your business is affected by market volatility of digital assets. In addition, please disclose whether you hold the digital assets you receive as payment or convert them into U.S. dollars upon receipt. We note the second full paragraph on page 75 and the last sentence of the carryover paragraph on page 76.

21.   Please disclose the parties and the term and termination provisions as well as any other material provisions of: (i) each of your agreements with the six exchanges that you use for your Exchange Aggregator functionality; (ii) your agreement with NextGen in connection with the SportX app; and (iii) your agreement with the company that has developed the Rewards app. In addition, discuss what measures, if any, you take to ensure that the app

providers are complying with state, federal and international law and the extent of liability you have for the activities of third-party API providers. We note the carryover risk factor on pages 18-19.

Exchange Aggregator, page 74

22.   Please identify the exchanges you use on your platform, and disclose whether the fees you receive pursuant to your API agreements with the exchanges are paid in Bitcoin or other digital assets, and, if so, how and when the values of such digital assets are determined. In addition, please disclose the digital assets that NextGen pays to Proper Trust AG in exchange for integrating the SportX API into the Exodus Platform and how and when the values of those digital assets are determined. Also, please describe the revenues you earn under your agreement with the entity that monitors and creates staking pools and whether those revenues are paid to you in the form of digital assets.

Compound Finance, page 75

23.   We note your disclosure on page 75 that "[a]t this time, no revenue is earned by Exodus from the Compound Finance app." Please disclose the material terms of your agreement with the provider of the Compound Finance app, including those that relate to fees or payments you may earn pursuant to the agreement. Also, briefly explain the business rationale in hosting an app from which you presently do not earn revenue.

Rewards, page 76

24.   Please revise to describe "staking" and provide additional detail regarding how your Rewards App allows users to participate as validators.

Sales and Marketing, page 76

25.   We note your disclosure on page 76 that "[a]s [you] look towards [y]our next stage of growth, [you] plan to invest significant resources into developing a robust media strategy and generous referral program that inspires new and current customers to continue exploring the financial freedom offered by crypto assets." Please disclose an estimate of the cost and time frame for the material components of your growth strategy and describe the referral program.

Legal and Regulatory Proceedings
OFAC Administrative Subpoena, page 84

26.   We note your disclosure on page 84 that you "may have previously inadvertently allowed [y]our software to be downloaded by individuals or entities located in countries or territories subject to U.S. trade embargoes, and submitted a voluntary self-disclosure regarding these apparent violations to OFAC." To the extent material, please describe these transactions, including the countries involved. Please also discuss the potential for reputational harm from these transactions and the OFAC subpoena, and describe the

maximum dollar amount of the potential penalties related to the potential non-compliance addressed in the OFAC subpoena and in the voluntary self-disclosure.

Compensation of Directors and Executive Officers, page 87

27. To the extent that your executive officers are paid in Bitcoin, please disclose this fact and how and when you determine the value of the Bitcoins paid as compensation. In addition, clarify (i) whether Mr. Gernetzke's stock options are for Class A or Class B shares of common stock, (ii) whether the shares of common stock reserved for issuance pursuant to the 2019 Plan are Class A or Class B shares of common stock and (iii) whether the number of securities underlying unexcercised options disclosed on page 89 are Class A or Class B shares of common stock.

Certain Relationships and Related Party Transactions
Demand Promissory Note, page 90

28. Please disclose the interest rate on each of the promissory notes disclosed in this section and the current amount outstanding on the notes with Jon Paul Richardson and Daniel Costagnoli.

Description of Capital Stock
Choice of Forum, page 95

29. We note your disclosure that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please state here that investors cannot waive compliance with the federal securities laws.

Plan of Distribution, page 102

30. To the extent your officers and directors intend to offer the securities, please disclose whether they intend to rely on Exchange Act Rule 3a4-1 and briefly explain the basis for their reliance. In addition, describe the plan of distribution for the shares offered by the selling shareholders, including how you will determine when the selling shareholders' shares are sold relative to newly issued shares.

31. We note your disclosure on page 103 that, in order to purchase Class A common stock in this offering, an investor must pay the purchase price in Bitcoin, Ether or USDC and that the value in U.S. dollars of the Bitcoin, Ether or USDC used to purchase shares of the Class A common stock is calculated at the point at which the purchaser transfers such digital assets to the account of the escrow agent. Please disclose here and in the Offering Summary: (i) how you will calculate the value of these digital assets; (ii) how and when you will communicate this valuation and the number of shares of Class A common stock to the investors; and (iii) whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A common stock.

32. Please disclose here and in your Offering Summary whether you will return the digital assets to the investors if a subscription is rejected or payment is to be refunded, and, if the value of the digital assets used for payment has changed, what means will be used to determine the amount and form of the refund. In addition, disclose whether investors may withdraw their subscription prior to the close of the offering and whether the investors have any rights prior to the closing and the distribution of the Class A shares of common stock. Please also add a risk factor describing the attendant risks, including that investor funds could be held in escrow for up to one year.

Trading Shares of Exodus Class A common stock following the closing of the offering, page 104

33. You state that the ATS transactions of Common Stock Tokens will be executed on the Ethereum Blockchain. Please describe the "gas" fees required to execute these transactions, how the fees are determined, and which party is responsible for paying these fees.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 1: Nature of Business and Summary of Significant Accounting Policies
Risks Associated with Digital Assets
Value of Crypto Assets, page F-9

34. Please address the following regarding your accounting and disclosure for your digital assets:
    - Revise your disclosure here and throughout your filing to clarify how you value your digital assets for aggregate fair value disclosure in Note 2 of your interim financial statement and Note 3 of your annual financial statements and for impairment testing purposes. Specify what market(s) you use to value these assets and separately tell us how these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.
    - Revise your disclosure to clarify how you determine the unit of account for impairment testing purposes.
    - Revise your disclosure to clarify how you determine cost less impairment for determining realized gains/losses on disposition.
    - Revise your disclosure in management's discussion and analysis to include discussion of your realized gains associated with digital assets.
    - Tell us why it is appropriate to include the net change in digital assets as an operating activity in your statements of cash flows instead of separate purchases and sales as investing activities. Reference for us the authoritative guidance you rely upon to support your classification.

Statements of Operations, page F-17

35. Please revise your annual and interim statements of operations and footnote disclosures to provide your earnings per share information as required by ASC 260-10-45 and ASC 260-10-50. If you do not believe that these disclosures are required, tell us why in your

response referencing the authoritative literature you rely upon to support your position.

Notes to Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-22

36.   Please revise your disclosure to:
  - Provide disaggregated revenue as required by ASC 606-10-50-5 and/or to provide revenue by product or group of products as required by ASC 280-10-50-40. In this regard, it appears that revenue by each of your app offerings (i.e., Exchange Aggregator, Compound Finance, SportX and Rewards) as disclosed beginning on page 73 may be appropriate.
  - Provide the geographic information about your revenues as required by ASC 280-10-50-41.

  Otherwise, tell us why this disclosure is not warranted and reference for us the authoritative literature you rely upon to support your position.

Exhibits

37.   Please file the form of subscription agreement and escrow agreement to be used in connection with this offering and the employment agreement with James Gernetzke.

   You may contact Mark Brunhofer at 202-551-3638 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance